Exhibit 99.62

99.62 Material Change Report Dated June 26, 2014

MATERIAL CHANGE REPORT

1.             Name and Address of Reporting Issuer:

Cipher Pharmaceuticals Inc.

5650 Tomken Rd., Unit 16

Mississauga, Ontario L4W 4P1

2.             Date of Material Change:

June 26, 2014.

3.             News Release:

A news release was issued and disseminated on June 26, 2014 through Canada News Wire. A copy of the news release is attached hereto as Schedule “A”.

4.             Summary of Material Change:

On June 26, 2014, Cipher Pharmaceuticals Inc. (“Corporation”) announced that Shawn Patrick O’Brien would join the Corporation as Chief Executive Officer, effective June 30, 2014.

5              Full Description of Material Change:

Please see the news release attached hereto as Schedule “A”.

6.             Reliance on subsection 7.1(2) of National Instrument 51-102:

Not applicable.

7.             Omitted Information:

None.

8.             Executive Officer:

For further information, please contact:

Norm Evans

Chief Financial Officer

Cipher Pharmaceuticals

(905) 602-5840 ext 323

(905) 602-0628 fax

nevans@cipherpharma.com

9.             Date of Report:

June 26, 2014

SCHEDULE “A”

NEWS RELEASE

(See attached)

Cipher Pharmaceuticals appoints Shawn Patrick O’Brien as CEO

Toronto Stock Exchange Symbol: DND

MISSISSAUGA, ON, June 26, 2014 /CNW/ - Cipher Pharmaceuticals Inc. (TSX: DND) (“Cipher” or “the Company”) today announced that Shawn Patrick O’Brien has been appointed Chief Executive Officer of Cipher, effective June 30.

Mr. O’Brien has spent the past 30 years in the pharmaceutical and biotechnology sectors where he has gained extensive global executive leadership experience. Mr. O’Brien is one of the three founders of AltheRx Pharmaceuticals and served as President and CEO, where he built the business and secured funding to acquire and develop a mid-stage asset from GlaxoSmithKline Inc. Previous roles include President and Chief Executive Officer of Profectus BioSciences Inc., where he secured two rounds of equity financing and a major vaccine licensing deal with Wyeth that provided Profectus with more than $100 million in non-dilutive funding. Mr. O’Brien also served as President and Chief Executive Officer of Solstice Neurosciences, Inc., which was spun out of Elan Pharmaceuticals. At Solstice, he built a fully integrated organization of more than 150 employees and raised $125 million in private financing prior to the sale of the business.

Previously, Mr. O’Brien spent 17 years with AstraZeneca Pharmaceuticals, where he held multiple senior-level positions in Canada and the U.S., most recently as Vice President of Commercial Operations for Emerging Brands. Prior to that, he was Vice President and Therapy Area Leader, Respiratory & Inflammation and Commercial & Development Group Director for the Oncology Therapeutic area, each of which had in excess of $1 billion in annual sales. Mr. O’Brien began his career at The Upjohn Company of Canada.

“We are very pleased to welcome a high-caliber executive like Shawn to lead the next phase of growth for the Company,” said Gerry McDole, Chair of Cipher. “Shawn has a very unique background, including a proven track record with commercial-stage companies in Canada and the U.S. and a blend of business development, sales & marketing, regulatory and R&D experience. His background aligns very well with Cipher’s core capabilities and growth aspirations.”

“It’s rare to find a company that is as well positioned as Cipher, with increasing revenue, a strong balance sheet, and experienced core team,” said Shawn O’Brien. “I’m very excited by the opportunity to build on these strengths and help execute the growth plan.”

Mr. O’Brien is the Chairman of Cyrano, LLC and a board member of Melanovus Oncology Inc. and the Crozer-Keystone Health System. He is also an Advisory Board member of the Greater Philadelphia Life Sciences Congress.

About Cipher Pharmaceuticals Inc.

Cipher Pharmaceuticals (TSX: DND) is a growing specialty pharmaceutical company with three commercial products and a fourth in development. Our product candidates are typically improved formulations of successful, currently marketed drugs. We in-license a product, manage the required clinical development and regulatory approval process, and either out-license it to a marketing partner, or, in Canada, we may market the product ourselves. Our core capabilities are in clinical and regulatory affairs, product licensing, supply chain management, and marketing and sales. Since the Company was founded in 2000, we have achieved final regulatory approval in the U.S. and Canada for all three of our original products and completed six marketing partnerships, generating growing licensing revenue.

SOURCE Cipher Pharmaceuticals Inc.

For further information:

Craig Armitage

Investor Relations

TMX Equicom

(416) 815-0700 ext 278

(416) 815-0080 fax

carmitage@tmxequicom.com

Norm Evans

Chief Financial Officer

Cipher Pharmaceuticals

(905) 602-5840 ext 323

(905) 602-0628 fax

nevans@cipherpharma.com